FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Tyler Resources Inc.

  (Registrant)

Date March 30, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: March 30, 2006

NEWS RELEASE NR 06-05

For Further Information Contact:

            Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676  miller@breakthrough.ab.ca

Tyler announces further porphyry intersects at Bahuerachi, including 48.1 meters grading 0.93% copper, 0.15 g/t gold and 4.2 g/t silver and 32.35 meters grading 0.69% copper,

0.1 g/t gold and 5.34 g/t silver.  New skarn/porphyry discovery outlined.

Tyler Resources Inc. is very pleased to announce assay results for drill holes #58 to #61 for its Bahuerachi project, Mexico.

Drill holes #58, #60 and #61 were testing wide sections of porphyry in the core of the Main Zone and all have contributed to expanding the extent of the mineralized porphyry complex along width and at depth.  Drill hole #61 was the deepest drill hole to date on the project with a total depth of 601 meters.  As previously reported, drill hole #59 tested a blind geophysical anomaly west of the Main Zone as outlined on the attached general drill hole location map.  Results are presented in the following tables and discussed below.  Sections for all Main Zone drill holes are posted with the news release on our website at www.tylerresources.com.

Main Zone Drilling.

Significant intervals for drill holes DDH-BAH 58, 60 and 61 (Main Zone Porphyry).

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
Bah 58	84.3	116.65	32.35	0.69	0.1	5.34	tr	0.003	Porphyry
	148	161	13	0.63	0.06	4.9	tr	tr	Porphyry
	181.4	398(EOH)	216.6	0.20	0.02	1.4	tr	0.005	Porphyry/dikes
Including	214.85	245	30.15	0.33	0.03	3.0	tr	0.002	Porphyry/sediments

Bah 60	7	489.15	482.15	0.31	0.04	2.0	tr	0.012	Porphyry/sediments/ breccia/dikes
Including	7	89.8	82.8	0.32	0.03	2.1	tr	0.01	Porphyry
	212	244.95	32.95	0.72	0.09	2.8	tr	tr	Porphyry
	254.4	302.5	48.1	0.93	0.15	4.2	tr	tr	Porphyry
	319.25	452	132.75	0.24	0.02	1.6	tr	0.03	Porphyry/dikes/sediments

Bah 61	85	472	387	0.33	0.04	2.7	tr	0.008	Porphyry/dikes/breccia
Including	110	150	40	0.65	0.08	5.0	tr	0.001	Porphyry
	178	197	19	0.70	0.11	3.5	tr	0.002	Porphyry
	217.4	239	21.6	0.82	0.12	5.2	tr	0.003	Porphyry
	264.1	321	56.9	0.48	0.05	3.9	tr	0.004	Porphyry
	432	468	36	0.50	0.03	5.7	tr	0.014	Porphyry/breccia
and	480.8	601(EOH)	120.2	0.11	tr	1.1	tr	0.05	Porphyry/sediments/dikes

Intervals for holes #58, 60 and 61 are interpreted true widths.

March 30, 2006

Outside of higher grade zones and wider intervals described in the table, the bottom part of drill hole Bah-58 averaged 0.24% copper, 0.006% molybdenum and 1.7 g/t silver over 216.6 m, from 181.4 to 398 m, excluding 35.1 m of unmineralized dikes.

Drill hole Bah-60 averaged 0.43% copper, 0.02% molybdenum and 2.7 g/t silver over 347.25 m, from 7 to 489.15 m, excluding 134.9 m of unmineralized dikes.  As shown on the table above, multiple zones within this interval included higher grades and significant amounts of silver, gold and molybdenum.

Drill hole Bah-61 averaged 0.47% copper, 0.01% molybdenum and 3.9 g/t silver over 272.3m, from 85 to 472m, excluding 114.7 m of unmineralized dikes.  Numerous higher grades zones and significant amounts of silver, gold and molybdenum were also found within this interval.

As shown on sections attached, the porphyry body has now been found to be significantly wider at depth than at surface in the north, with a target width now in excess of 350 to 500 meters on some sections.  Overall grades going north, as well as at depth on some sections, have shown to increase with locally higher molybdenum and gold grades associated with copper mineralization.

Assay results from drilling to date continue to confirm that the porphyry complex carries mineralization with open pit style mining potential on wide sections, with grades comparable to a wide range of past and present day operating mines.

Drill hole #59

Drill hole #59 was the first of two drill holes testing a distinct geophysical anomaly located well west of the Main Zone porphyry.  Assays received for partial sampling in drill hole #59 have shown a few anomalous sections in gold, silver and zinc.  Anomalous zinc, ranging between 0.1% and 0.32% was found in 7 sample intervals, anomalous gold (0.01 to 0.26 g/t gold) was found in 15 intervals and silver was commonly anomalous with values of up to 3.1 g/t.  Anomalous copper (0.04 and 0.05%) was identified in two sample intervals.

The magnetic geophysical anomaly was partially explained by the presence of thick bedded mudstones with local magnetite-epidote-pyrite alteration with minor chalcopyrite and molybdenite.  Although the alterations and anomalous values indicate the presence of mineralizing fluids in the system, no target with evident economic potential was identified with drill hole #59.

Exploration Update-North Skarn Discovery

Exploration work following up on areas of newly discovered skarn and porphyry as described in the last release (“North Skarn” target on attached property map) has defined a new and previously unrecognized skarn complex which has now become a high priority drill target. The area is currently being prepared for drill testing.

Massive skarn zones, related to an extensive copper-in-soil anomaly, have now been identified over an area of roughly 500 by 800 meters.  Topography reveals the massive skarn replacement formations over 240 meters vertically.  Other skarn zones are known in the area and mapping is ongoing to tie in the known skarn outcrops with other showings over a target area of approximately 1 kilometer by 1 kilometer.

Drilling Update

Diamond drill holes #62, 63, 64 and 65 have been completed and sent to the laboratory for assay and drill holes #66, #67 and #68 are currently in progress (see attached drill plan).

March 30, 2006

Reverse Circulation (RC) equipment has completed 5 holes totaling in excess of 900 meters to date, and production is now averaging approximately 100 meters a day.  RC is currently being used to drill largely untested skarn bodies on the east side of the porphyry within the Main Zone. Both production as well as recoveries have been excellent to date.

Corporate Developments

In other news, Tyler has been advised by Majescor Resources that Majescor has elected not to contribute to the  Carat and Kelsey Joint Ventures with Diamondex Resources in the Northwest Territories.  Accordingly, both the Carat (29.91% interest) and Kelsey (32.66% interest) property Joint Venture interests that were Optioned by Majescor from Tyler will revert to Tyler Resources.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, and Brent Gonek, B.Sc, Geology, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell  McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT, MEXICO
Sketch Geology, Sections and Drill Hole Locations NR # 06-05

Expanded Claim block (Bahuerachi 5)
NORTH
NORTH SKARN ZONE
Bahuerachi Skarn/CRD Cu-Zn-Ag
Colome Skarn Trend
North Porphyry
DDH-BAH 63
DDH-BAH 59
DDH-BAH 62
DDH-BAH 67
D-53/40
D-41
D-39
D-49
DDH-BAH 60
DDH-BAH 58, 61
D-57
DDH-BAH 68
Section 6NE
Section 5NE
Los Alisos epithermal Au-Ag (Zn)
D 52/55
D-56
D-54
D-43
D-44
D-46
DDH-BAH 64
DDH-BAH 65
D-45
DDH-47/48
Area of current RC drilling
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
D-51
South/Goat Porphyry
DDH-BAH 66
Scale
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 5NE
DRILL HOLE 05BAH-40, 05BAH-53, 06BAH-58, 06BAH-61 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-05

05BAH-53
05BAH-40
06BAH-61
06BAH-58
900 m elev
800 m elev
700 m elev
600 m elev
500
400 m elev
300 m elev
71.25 meters
0.21 % Cu
1.5 g/t Ag
106 meters
0.46 % Cu
1.9 g/t Ag
0.013 % Mo
32.35 meters
0.69 % Cu
0.1 g/t Au
5.34 g/t Ag
0.003 % Mo
13 meters
0.63 % Cu
0.06 g/t Au
4.9 g/t Ag
47.5 meters
0.23 % Cu
0.03 g/t Au
2.1 g/t Ag
40 meters
0.65 % Cu
0.08 g/t Au
5.0 g/t Ag
0.001 % Mo
216.6 meters
0.20 % Cu
0.02 g/t Au
1.4 g/t Ag
0.005 % Mo
61.75 meters
0.46 % Cu
0.06 g/t Au
4.0 g/t Ag
0.003 % Mo
19 meters
0.70 % Cu
0.11 g/t Au
3.5 g/t Ag
0.002 % Mo
29.4 meters
0.42 % Cu
0.05 g/t Au
3.4 g/t Ag
0.002 % Mo
21.6 meters
0.82 % Cu
0.12 g/t Au
5.2 g/t Ag
0.003 % Mo
25.15 meters
0.44 % Cu
0.03 g/t Au
2.7 g/t Ag
387 meters
0.33 % Cu
0.04 g/t Au
2.7 g/t Ag
0.008 % Mo
56.9 meters
0.48 % Cu
0.05 g/t Au
3.9 g/t Ag
0.004 % Mo
16.3 meters
0.50 % Cu
0.03 g/t Au
3.8 g/t Ag
0.009 % Mo
36 meters
0.50 % Cu
0.03 g/t Au
5.7 g/t Ag
0.014 % Mo
120.2 meters
0.11 % Cu
1.1 g/t Ag
0.05 % Mo
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained equigranular granitic intrusion
Garnet dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
Breccia with fine grained sedimentary and igneous clasts in a chlorite-quartz-sulfide-anhydrite matrix
0
Scale
100 m

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 6NE
DRILL HOLES 054BAH-38, 05BAH-41,06BAH-60 and 06BAH-62 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-05

1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
500 m elev
400 m elev
05BAH-38
06BAH-62
(projected 40m)
05BAH-41
06BAH-67
06BAH-60
(projected 40m)
R
A
82.8 meters
0.32 % Cu
0.03 g/t Au
2.1 g/t Ag
0.01 % Mo
90.8 meters
0.25 % Cu
2.1 g/t Au
0.015 g/t Ag
28.65 meters
0.22 % Cu
28.1 meters
0.85 % Cu
0.14 g/t Au
13.5 g/t Ag
0.32 % Zn
32.95 meters
0.72 % Cu
0.09 g/t Au
2.8 g/t Ag
48.1 meters
0.93 % Cu
0.15 g/t Au
4.2 g/t Ag
482.15 meters
0.31 % Cu
0.04 g/t Au
2.0 g/t Ag
0.012 % Mo
132.75 meters
0.24 % Cu
0.02 g/t Au
1.6 g/t Ag
0.03 % Mo
Hole in
progress
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
Post mineral feldspar-biotite+/-hornblende porphyry
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained equigranular granitic intrusion
Pyroxene dominated skarn
Garnet dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
Breccia with fine grained sedimentary and igneous clasts in a chlorite- quartz-sulfide-anhydrite matrix
0
Scale
100 m